Exhibit 99.1

21Vianet Group, Inc. Reports Unaudited Second Quarter 2013

Financial Results

2Q13 Net Revenues Up 29.3% YOY to RMB 471.1 Million

2Q13 Adjusted EBITDA Up 23.8% YOY to RMB87.2 Million

Live Conference Call to be Held at 8:00 PM U.S. Eastern Time, August 20, 2013

BEIJING, Aug. 20, 2013 — 21Vianet Group, Inc. (Nasdaq: VNET) (“21Vianet” or the “Company”), the largest carrier-neutral internet data center services provider in China, today announced its unaudited financial results for the second quarter of 2013. The Company will hold a conference call at 8:00 p.m. Eastern Time on August 20, 2013. Dial-in details are provided at the end of the release.

Second quarter 2013 Financial Highlights

•	Net revenues increased by 29.3% to RMB471.1 million (US$76.8 million) from RMB364.5 million in the comparative period in 2012.

•	Adjusted EBITDA[1] increased by 23.8% to RMB87.2 million (US$14.2 million) from RMB70.4 million in the comparative period in 2012.

Mr. Josh Chen, Founder, Chairman and Chief Executive Officer of the Company, stated, “During this quarter we continued to focus on the growth and expansion of our Company as a leading internet infrastructure provider in China, strengthening our foundation for the next stages of growth. In particular, we successfully launched the public preview for Microsoft’s Windows Azure in June and for Office 365 earlier this month, broadening our growth opportunities going forward. In addition, our core IDC business continues to grow with utilization throughout China improving as a result of continued strong demand from our internet and enterprise customers alike. Heading into the second half of 2013, we are confident about our strong growth as we benefit from our expanded network capacity, growing utilization as well as increased breadth of our product and service offerings.”

Mr. Shang-Wen Hsiao, Chief Financial Officer of the Company, commented, “We are pleased to have maintained a high Monthly Recurring Revenues per cabinet and improved our utilization during the quarter through constant focus on addressing the increasing demand from a growing customer base. After establishing a team to build and support our infrastructure needs associated with our Microsoft partnership, we remain comfortable that these investments will provide meaningful revenue growth and margin expansion later this year and in following years. We believe we are well positioned to grow our overall internet infrastructure footprint as the adoption and consumption of cloud computing and data-intense online media, ecommerce and other services continue to proliferate in China.”

Second Quarter 2013 Financial Results

REVENUES: Net revenues for the second quarter of 2013 increased by 29.3% to RMB471.1 million (US$76.8 million) from RMB364.5 million in the comparative period in 2012.

Net revenues from hosting and related services increased by 42.9% to RMB293.0 million (US$47.7 million) in the second quarter of 2013 from RMB205.1 million in the comparative period in 2012, primarily due to an increase in the total number of cabinets under management in both the Company’s self-built and partnered data centers. Net revenues from managed network services increased by 11.8% to RMB178.1 million (US$29.0 million) in the second quarter of 2013 from RMB159.4 million in the comparative period in 2012, primarily driven by an increase in network capacity demand for data transmission services.

[1]	We define adjusted EBITDA as EBITDA excluding share-based compensation expenses and changes in the fair value of contingent purchase consideration payable and EBITDA as net profit (loss) from operations before income tax expense (benefit), foreign exchange gain, other expenses, other income, interest expense, interest income and depreciation and amortization.

GROSS PROFIT: For the second quarter of 2013, gross profit increased by 19.1% to RMB123.1 million (US$20.1 million) from RMB103.4 million in the comparative period in 2012. Gross margin for the second quarter of 2013 was 26.1%, compared with 28.4% in the comparative period in 2012. The decrease in gross margin was primarily due to an increase in cost of revenues, resulting from increased depreciation for the Company’s self-built data centers.

Adjusted gross profit, which excludes share-based compensation expenses and amortization of intangible assets derived from acquisitions, increased by 23.1% to RMB135.8 million (US$22.1 million) from RMB110.3 million in the comparative period in 2012. Adjusted gross margin was 28.8% in the second quarter of 2013, compared with 30.3 % in the comparative period in 2012 and 28.8% in the first quarter of 2013.

OPERATING EXPENSES: Total operating expenses were RMB136.7 million (US$22.3 million), compared with RMB75.0 million in the comparative period in 2012.

Sales and marketing expenses increased to RMB36.9 million (US$6.0 million) from RMB24.3 million in the comparative period in 2012, primarily due to the expansion of the Company’s sales and service support team and the Company’s marketing efforts associated with the launch of Microsoft’s premier cloud services.

General and administrative expenses increased to RMB40.1 million (US$6.5 million) from RMB32.0 million in the comparative period in 2012, primarily due to an increase in headcount, office rentals and other expansion-related expenses associated with the Company’s efforts to expand its cloud computing service offering.

Research and development expenses increased to RMB19.5 million (US$3.2 million) from RMB16.5 million in the comparative period in 2012, which reflected the Company’s efforts to further strengthen its research and development capabilities and expand its cloud computing service offerings.

Change in the fair value of contingent purchase consideration payable was a loss of RMB40.3 million (US$6.6 million) in the second quarter of 2013, compared with a loss in the change in fair value of contingent purchase consideration payable of RMB2.2 million in the prior year period. This non-cash loss was primarily due to an increase in the market value of the Company’s shares, which resulted in an increase in the fair value of share-based contingent purchase considerations payable as of June 30, 2013 associated with the Company’s past acquisitions.

Adjusted operating expenses, which exclude share-based compensation expenses and the changes in the fair value of contingent purchase consideration payable, increased to RMB85.9 million (US$14.0 million) from RMB62.1 million in the comparative period in 2012. As a percentage of net revenue, adjusted operating expenses were 18.2%, compared with 17.1% in the comparative period in 2012 and 18.4% in the first quarter of 2013.

ADJUSTED EBITDA: Adjusted EBITDA for the second quarter of 2013 increased by 23.8% to RMB87.2 million (US$14.2 million) from RMB70.4 million in the comparative period in 2012. Adjusted EBITDA margin for the quarter was 18.5%, compared with 19.3% in the comparative period in 2012 and 18.4 % in the first quarter of 2013. Adjusted EBITDA in the second quarter of 2013 excludes share-based compensation expenses of RMB11.6 million (US$1.9 million) and changes in the fair value of contingent purchase consideration payable of RMB40.3 million (US$6.6 million).

NET PROFIT/LOSS: Net loss for the second quarter of 2013 was RMB42.3 million (US$6.9 million), compared to a net profit of RMB18.2million in the comparative period in 2012. The decrease in net profit was due to the aforementioned non-cash loss in change in the fair value of contingent purchase consideration payable that the Company recorded during the quarter and an increase in interest expense of primarily associated with the Company’s bond offering of RMB1 billion in aggregate principal in March, 2013.

Adjusted net profit for the second quarter of 2013 was RMB18.8 million (US$3.1 million), compared with RMB37.6 million in the comparative period in 2012. Adjusted net profit in the second quarter of 2013 excludes share-based compensation expenses of RMB11.6 million (US$1.9 million), amortization of intangible assets derived from acquisitions of RMB11.6 million (US$1.9 million), and changes in the fair value of contingent purchase consideration payable and related deferred tax impact of RMB37.9 million (US$6.2 million) in the aggregate. Adjusted net margin was 4.0%, compared to 10.3% in the comparative period in 2012 and 7.1% in the first quarter of 2013.

EARNING/LOSS PER SHARE: Diluted loss per ordinary share for the second quarter of 2013 was RMB0.12, which represents the equivalent of RMB0.72 (US$0.12) per American Depositary Share (“ADS”). Each ADS represents six ordinary shares. Adjusted diluted earnings per share for the second quarter of 2013 was RMB0.05, which represents the equivalent of RMB0.30 (US$0.05) per ADS. Adjusted earnings per share is calculated using adjusted net profit as discussed above to divide the weighted average shares number.

As of June 30, 2013, the Company had a total of 354.3 million ordinary shares outstanding, or the equivalent of 59.0 million ADSs.

BALANCE SHEET: As of June 30, 2013, the Company’s cash and cash equivalents and short-term investment were RMB1.5 billion (US$242.6 million).

Second Quarter 2013 Operational Highlights

•	Monthly Recurring Revenues (“MRR”) per cabinet slightly increased to RMB10,559 in the second quarter of 2013, compared to RMB10,422 in first quarter of 2013.

•

Total cabinets under management increased to 12,226 as of June 30, 2013, from 11,963 as of March 31, 2013, with 7,404 cabinets in the Company’s self-built data centers and 4,822 cabinets in its partnered data centers.

•	Utilization rate was 70.2% in the second quarter of 2013, compared to 68.1% in the first quarter of 2013.

•	Churn rate was 1.47% in the second quarter of 2013, compared to 1.75% in the first quarter of 2013. Top 20 customers’ churn rate remained 0%.

Recent Developments

Beginning August 8, 2013, the Company and Microsoft Corporation (“Microsoft”) launched the public preview for Microsoft Office 365 in China over 21Vianet’s online cloud platform to customers throughout China. The Company and Microsoft launched the public preview of Windows Azure service in China starting from June 6, 2013.

In July 2013, the Company appointed Mr. Frank Meng, a telecommunications and IT veteran with almost 30 years of experience, as President of the Company effective July 8, 2013. Mr. Meng is responsible for the Company’s strategic planning, branding and marketing, government affairs and strategic initiatives.

Financial Outlook

For the third quarter of 2013, the Company expects net revenues to be in the range of RMB508 million (US$83 million) to RMB520 million (US$85 million). Adjusted EBITDA is expected to be in the range of RMB92 million (US$15 million) to RMB102 million (US$17 million). These forecasts reflect the Company’s current and preliminary view, which is subject to change.

Conference Call

The Company will hold a conference call on Tuesday, August 20, 2013 at 8:00 pm Eastern Time, or Wednesday, August 21, 2013 at 8:00 am Beijing Time to discuss the financial results. Participants may access the call by dialing the following numbers:

United States:	+1-845-675-0438
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200654
Hong Kong:	+852-3051-2745
Conference ID:	# 20209610

The replay will be accessible through August 27, 2013 by dialing the following numbers:

United States Toll Free:	+1- 855-452-5696
International:	+61-2-8199-0299
Conference ID:	# 20209610

A live and archived webcast of the conference call will be available through the Company’s investor relations website at http://ir.21vianet.com.

Non-GAAP Disclosure

In evaluating its business, 21Vianet considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC as supplemental measure to review and assess its operating performance: adjusted gross profit, adjusted gross margin, adjusted operating expenses, adjusted net profit, adjusted net margin, adjusted EBITDA, adjusted EBITDA margin, adjusted basic earnings per share, adjusted diluted earnings per share, adjusted basic earnings per ADS and adjusted diluted earnings per ADS. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company’s calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.1374 to US$1.00, the noon buying rate in effect on June 28, 2013 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About 21Vianet

21Vianet Group, Inc. is the largest carrier-neutral internet data center services provider in China. 21Vianet provides hosting and related services, managed network services, cloud infrastructure services, and content delivery network services, improving the reliability, security and speed of its customers’ internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s internet backbone through 21Vianet’s extensive fiber optic network. In addition, 21Vianet’s proprietary smart routing technology enables customers’ data to be delivered across the internet in a faster and more reliable manner. 21Vianet operates in 44 cities throughout China, servicing a diversified and loyal base of more than 2,000 customers that span many industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the third quarter of 2013 and quotations from management in this announcement, as well as 21Vianet’s strategic and operational plans, contain forward-looking statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

21Vianet Group, Inc.

Joseph Cheng

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Jeremy Peruski

+1 (646) 405-4922

IR@21Vianet.com

Source: 21Vianet

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2012	As of June 30, 2013
	RMB (Audited)	RMB (Unaudited)	US$ (Unaudited)
Assets
Current assets:
Cash and cash equivalents	432,254	1,089,189	177,467
Restricted cash	191,766	195,868	31,914
Accounts receivable, net	293,369	442,222	72,054
Short-term investments	222,701	400,000	65,174
Prepaid expenses and other current assets	95,756	102,884	16,763
Deferred tax assets	8,585	13,259	2,160
Amount due from related parties	18,726	56,737	9,244

Total current assets	1,263,157	2,300,159	374,776
Non-current assets:
Property and equipment, net	822,707	1,141,289	185,956
Intangible assets, net	303,909	354,052	57,688
Deferred tax assets	11,231	12,432	2,026
Goodwill	296,688	413,500	67,374
Investment	57,599	56,847	9,262
Restricted cash	221,628	220,619	35,947
Other assets	—	11,357	1,850

Total non-current assets	1,713,762	2,210,096	360,103

Total assets	2,976,919	4,510,255	734,879

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term bank borrowings	176,961	188,334	30,686
Accounts payable	109,571	161,531	26,319
Accrued expenses and other payables	167,498	194,254	31,648
Advances from customers	22,976	20,449	3,332
Income taxes payable	23,506	24,337	3,965
Amounts due to related parties	105,037	266,783	43,468
Current portion of long-term bank borrowings	167,879	188,000	30,632
Current portion of capital lease obligations	36,719	36,414	5,933

Total current liabilities	810,147	1,080,102	175,983
Non-current liabilities:
Long-term bank borrowings	63,000	75,022	12,224
Amounts due to related parties	86,316	62,673	10,212
Non-current portion of capital lease obligations	52,352	351,893	57,336
Unrecognized tax benefits	12,340	13,342	2,174
Deferred tax liabilities	44,666	60,380	9,838
Deferred government grant	18,793	17,805	2,901
Bonds payable	—	966,970	157,554

Total non-current liabilities	277,467	1,548,085	252,239
Shareholders’ equity
Treasury stock	(20,702)	—	—
Ordinary shares	23	23	4
Additional paid-in capital	3,294,855	3,312,643	539,747
Accumulated other comprehensive income loss	(57,367)	(72,872)	(11,873)
Statutory reserves	25,871	25,871	4,215
Accumulated deficit	(1,371,877)	(1,402,587)	(228,530)

Total 21Vianet Group, Inc. shareholders’ equity	1,870,803	1,863,078	303,563
Non-controlling interest	18,502	18,990	3,094

Total shareholders’ equity	1,889,305	1,882,068	306,657

Total liabilities and shareholders’ equity	2,976,919	4,510,255	734,879

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended				Six months ended June 30
	June 30, 2012	March 31, 2013	June 30, 2013		June 30, 2012	June 30, 2013
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues
Hosting and related services	205,078	264,702	292,983	47,737	394,579	557,685	90,867
Managed network services	159,384	171,017	178,118	29,022	315,702	349,135	56,886

Total net revenues	364,462	435,719	471,101	76,759	710,281	906,820	147,753
Cost of revenues	(261,088)	(319,642)	(347,962)	(56,695)	(508,735)	(667,604)	(108,776)

Gross profit	103,374	116,077	123,139	20,064	201,546	239,216	38,977
Operating expenses
Sales and marketing	(24,262)	(30,378)	(36,885)	(6,010)	(49,410)	(67,263)	(10,960)
General and administrative	(32,004)	(45,286)	(40,091)	(6,532)	(61,503)	(85,377)	(13,911)
Research and development	(16,477)	(15,902)	(19,459)	(3,171)	(27,847)	(35,361)	(5,762)
Changes in the fair value of contingent purchase consideration payable	(2,210)	2,334	(40,309)	(6,568)	(45,449)	(37,975)	(6,187)

Total operating expenses	(74,953)	(89,232)	(136,744)	(22,281)	(184,209)	(225,976)	(36,820)

Operating profit (loss)	28,421	26,845	(13,605)	(2,217)	17,337	13,240	2,157
Interest income	4,466	4,924	11,090	1,807	6,226	16,014	2,609
Interest expense	(1,483)	(11,972)	(37,625)	(6,130)	(3,799)	(49,597)	(8,080)
Loss from equity method investment	—	(501)	(250)	(41)	—	(751)	(122)
Other income	406	848	617	101	407	1,465	239
Other expense	(22)	(1,316)	(672)	(109)	(393)	(1,988)	(324)
Foreign exchange (loss) gain	(3,134)	1,630	7,070	1,152	(4,516)	8,700	1,418

Profit (loss) before income taxes	28,654	20,458	(33,375)	(5,437)	15,262	(12,917)	(2,103)
Income tax expense	(10,443)	(8,414)	(8,891)	(1,449)	(12,954)	(17,305)	(2,820)

Consolidated net income (loss)	18,211	12,044	(42,266)	(6,886)	2,308	(30,222)	(4,923)
Net income attributable to non-controlling interest	(214)	(154)	(334)	(54)	(572)	(488)	(80)

Net income (loss) attributable to ordinary shareholders	17,997	11,890	(42,600)	(6,940)	1,736	(30,710)	(5,003)

Earnings(loss) per share
Basic	0.05	0.03	(0.12)	(0.02)	0.01	(0.09)	(0.01)
Diluted	0.05	0.03	(0.12)	(0.02)	0.01	(0.08)	(0.01)
Shares used in earnings per share computation
Basic*	327,359,013	353,087,506	355,050,686	355,050,686	326,921,241	354,078,056	354,078,056
Diluted*	338,748,917	366,135,693	367,643,592	367,643,592	338,323,400	366,330,587	366,330,587
Earnings(loss) per ADS (6 ordinary shares equal to 1 ADS)
EPS—Basic	0.30	0.18	(0.72)	(0.12)	0.06	(0.54)	(0.09)
EPS—Diluted	0.30	0.18	(0.72)	(0.12)	0.06	(0.48)	(0.08)

*	Shares used earnings per share/ADS computation were computed under weighted average method.

21VIANET GROUP, INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended				Six months ended June 30
	June 30, 2012	March 31, 2013	June 30, 2013		June 30, 2012	June 30, 2013
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	103,374	116,077	123,139	20,064	201,546	239,216	38,977
Plus: share-based compensation expense	800	1,404	1,116	182	1,474	2,520	411
Plus: amortization of intangible assets derived from acquisitions	6,150	8,160	11,589	1,888	12,345	19,749	3,218

Adjusted gross profit	110,324	125,641	135,844	22,134	215,365	261,485	42,606

Adjusted gross margin	30.3%	28.8%	28.8%	28.8%	30.3%	28.8%	28.8%
Operating expenses	(74,953)	(89,232)	(136,744)	(22,281)	(184,209)	(225,976)	(36,820)
Plus: share-based compensation expense	10,597	11,594	10,523	1,715	20,817	22,117	3,604
Plus: changes in the fair value of contingent purchase consideration payable	2,210	(2,334)	40,309	6,568	45,449	37,975	6,187

Adjusted operating expenses	(62,146)	(79,972)	(85,912)	(13,998)	(117,943)	(165,884)	(27,029)

Net profits	18,211	12,044	(42,266)	(6,886)	2,308	(30,222)	(4,923)
Plus: share-based compensation expense	11,397	12,998	11,639	1,897	22,291	24,637	4,014
Plus: amortization of intangible assets derived from acquisitions	6,150	8,160	11,589	1,888	12,345	19,749	3,218
Plus: changes in the fair value of contingent purchase consideration payable and related deferred tax impact	1,879	(2,117)	37,886	6,173	38,632	35,769	5,828

Adjusted net profit	37,637	31,085	18,848	3,072	75,576	49,933	8,137

Adjusted net margin	10.3%	7.1%	4.0%	4.0%	10.6%	5.5%	5.5%
Net profit (loss)	18,211	12,044	(42,266)	(6,886)	2,308	(30,222)	(4,923)
Minus: Provision for income taxes	(10,443)	(8,414)	(8,891)	(1,449)	(12,954)	(17,305)	(2,820)
Minus: Interest income	4,466	4,924	11,090	1,807	6,226	16,014	2,609
Minus: Interest expenses	(1,483)	(11,972)	(37,625)	(6,130)	(3,799)	(49,597)	(8,080)
Minus: Exchange gain/loss	(3,134)	1,630	7,070	1,152	(4,516)	8,700	1,418
Minus: Loss from equity method investment	—	(501)	(250)	(41)	—	(751)	(122)
Minus: Other income	406	848	617	101	407	1,465	239
Minus: Other expenses	(22)	(1,316)	(672)	(109)	(393)	(1,988)	(324)
Plus: depreciation	19,704	31,256	33,971	5,535	39,494	65,227	10,628
Plus: amortization	8,682	11,377	14,881	2,425	15,316	26,258	4,278
Plus: share-based compensation expense	11,397	12,998	11,639	1,896	22,291	24,637	4,014
Plus: changes in the fair value of contingent purchase consideration payable	2,210	(2,334)	40,309	6,568	45,449	37,975	6,187

Adjusted EBITDA	70,414	80,142	87,195	14,207	139,887	167,337	27,264

Adjusted EBITDA margin	19.3%	18.4%	18.5%	18.5%	19.7%	18.5%	18.5%
Adjusted net profit	37,637	31,085	18,848	3,072	75,576	49,933	8,137
Less: Net income attributable to non-controlling interest	(214)	(154)	(334)	(54)	(572)	(488)	(80)
Adjusted net profit attributable to the Company’s ordinary shareholders	37,423	30,931	18,514	3,018	75,004	49,445	8,057
Adjusted earnings per share
Basic	0.11	0.09	0.05	0.01	0.23	0.14	0.02
Diluted	0.11	0.08	0.05	0.01	0.22	0.13	0.02
Shares used in adjusted earnings per share computation:
Basic*	327,359,013	353,087,506	355,050,686	355,050,686	326,921,241	354,078,056	354,078,056
Diluted*	338,748,917	366,135,693	367,643,592	367,643,592	338,323,400	366,330,587	366,330,587
Earnings per ADS (6 ordinary shares equal to 1 ADS)
EPS—Basic	0.66	0.54	0.30	0.05	1.38	0.84	0.14
EPS—Diluted	0.66	0.48	0.30	0.05	1.32	0.78	0.13

*	Shares used in adjusted earnings/ADS per share computation were computed under weighted average method.